SOL V. SLOTNIK, P.C.

11 East 44th Street-19th Floor

New York, New York 10019

Tel. (212) 687-1222

Fax (212) 986-2399

June 27, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attn: Barbara C. Jacobs, Assistant Director

Attn: Jan Woo, Staff Attorney

Attn: Patrick Gilmore, Accounting Branch Chief

Attn: David Edgar, Staff Accountant

RE:	Skkynet Cloud Systems, Inc. Registration Statement on Form S-1 Filed April 26, 2012 File No. 333-180951

Ladies and Gentlemen:

This letter is a point by point response to your letter of comments dated May 23, 2012 on the registration statement on Form S-1 (“registration statement”) of Skkynet Cloud Systems, Inc. (“Skkynet” or the “Company”) filed with the Securities and Exchange Commission on April 26, 2012. The item numbers below correspond to the item numbers in your comment letter. For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text. We are simultaneously filing Amendment No. 1 (the “Amendment”) to the registration statement, and where relevant we have referred to changed pages in the registration statement including the preliminary prospectus.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have disclosed on the prospectus cover page that the Company is an emerging growth company. We have also revised the Company prospectus to (i) describe how and when the Company may lose emerging growth company status and (ii) the various exemptions that are available to the Company and (iii) our election under Section 107(b) of the JOBS Act. Under section 107(b) of the JOBS Act, the Company has elected to “opt out” of the transition period for compliance with new or revised accounting standards that have different effective dates for public and private companies and has stated that its election is irrevocable. As a result of its decision to “opt out” of the transition period, the Company has not provided any additional risk factors concerning this item. See the Amendment: cover page and page 26.

Registration Cover Page

2.	Please tell us why the cover page indicates that the securities being registered are not being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. We note that you have provided the undertakings relating to an offering under Rule 415.

Response: The Company has revised the cover page to indicate that the offering will be offered on a continuous basis under Rule 415.

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

Prospectus Summary

Financing of Ongoing and New Business Financing, page 2

3.	Please revise your statement that you “intend to fund your ongoing and immediate future activities from current revenues” to clarify that your accountants have issued a “going concern” opinion with regard to your continuing ability to operate as a result of cash flow constraints. Further, please revise your section under “Business Revenues” in the prospectus summary to focus your disclosure on the company’s current financial condition rather than predictions of future revenue.

Response: The Company has revised the statement on page 2 to add a reference to the “going concern” opinion, and revised the Company’s disclosure under “Business Revenue” in accordance with the comment. See the Amendment page 2.

Risk Factors, page 4

4.	We note that some of your risk factors discuss several distinct risks to the company or an investment in the company’s securities under one heading. Consider revising the risk factors, particularly those listed in bullet point format on page 6, to provide separately captioned paragraphs that address specifically how the conditions and uncertainties present material risks to potential investors.

Response: Respectfully, the Company considered the request and believes that the risk factors as currently drafted provide sufficient disclosure to potential investors about these aspects of its business as currently conducted. However, the Company will be pleased to discuss this comment further with the Staff.

5.	We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. In addition, please revise your statement on page 32 that you will become subject to the full informational and periodic reporting requirements of the Exchange Act.

Response: Concurrently with filing the Amendment to the registration statement, the Company has filed a registration statement on Form 8-A under the Securities Exchange Act of 1934 to register its shares of common stock pursuant to section 12(g) of the Securities Exchange Act. Therefore, the Company has not added the suggested risk factor about limited reporting status. For the same reason the Company has not made the other changes requested in the comment.

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

Any significant disruption in our hosting network infrastructure could harm…, page 7

6.	Please clarify your statement that your hosting infrastructure is an “optional part” of your business operations.

Response: The Company added language to clarify that its “hosting infrastructure” is an optional part of its business structure. See the Amendment page 8.

Selling Stockholders, page 13

7.	Please disclose the individual or individuals who exercise the voting and dispositive powers with regard to the shares being offered for resale by legal entities, such as Baypoint Investments, Ltd., Burnt Rock Investments, Ltd, Hampton Bays Holdings, Ltd., Stoneland, Ltd., and Insequor Capital, Inc. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm.

Response: The identities of the individual or individuals who exercise voting and dispositive power with regard to the shares being offered for resale by legal entities has been added in the form of footnotes to the selling stockholder table. See the Amendment pages 14 and 22.

Interest of Named Experts and Counsel, page 25

8.	Please revise to clarify that Richard C. Fox of Fox Law Offices, P.A., who provided the legal opinion regarding the validity of the securities being registered, is an officer of the company.

Response: The section has been revised in accordance with the comment. See the Amendment page 25.

Business, page 26

9.	With respect to all third-party statements in your prospectus -- such as market data by the International Data Corporation, Infonetics Research, and Ovum -- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please tell us whether any of the reports were prepared for you or in connection with the offering. Also, ensure that the dates of the reports are disclosed in the prospectus.

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

Response: The Company has enclosed by separate letter to the Staff as supplementary material and not part of the filing the relevant portions of the industry research reports the Company cites in the prospectus. The Company has marked each source to highlight the applicable portion of the section containing the statistical material referenced in the prospectus. Set forth below is a list of Exhibits containing a description of the enclosed materials.

Exhibit	Description of Exhibit
1.	IDC Press Release dated December 1, 2011
2.	IDC Press Release dated June 20, 2011
3.	Gartner press release dated March 27, 2012
4.	WinterGreen Research summary report dated June 2011
5.	Infonetics Research press release dated April 5, 2011
6.	OVUM White Paper dated May 2011

The reports were not prepared at the behest of the Company nor in connection with the offering. The dates of each report are set forth in the prospectus. See the Amendment page 26.

10.	Please revise the description of your business to clarify your key products and services. For example, clarify your references to “Supervisory Control and Data Acquisition (SCADA)” and your “DataHub software.”

Response: The business description has been clarified in accordance with the comment. See the Amendment page 26.

11.	We note your disclosure that the company was formed primarily for the purpose of taking the existing business lines of Cogent and integrating these businesses with Cloud based systems. Please clarify whether the company had any business operations or revenue prior to the merger with Cogent in March 2012.

Response: The Company did not have any business operations or revenue prior to the merger with Cogent in March 2012, and the Company has revised the prospectus to so state. See the Amendment pages 1 and 26.

Our acquisition of Cogent, page 26

12.	We note your disclosure elsewhere that you issued 5,000 shares of the company’s Series A Preferred Stock to Sakura Software and Benford Consultancy in March 2012. Please tell us whether this issuance was connected to the issuance of the acquisition of Cogent from Sakura Software and Benford Consultancy in March 2012.

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

Response: The issuance of the Series A Preferred stock was connected to the issuance of the acquisition of Cogent from Sakura Software and Benford Consultancy in March 2012, and the Company has added the description of this connection in the following places in the prospectus: See the Amendment pages 1 and 26.

Our Customers, page 26

13.	We note that you have included a selected list of customers. Please disclose whether each customer is a current customer and the objective criteria you used in selecting the customers you identified by name, which will assist investors in understanding their significance to you. Indicate the percentage of your revenues each identified customer represents or otherwise indicate their level of significance.

Response: The Company has removed the list of all customers and replaced it with a summary discussion and description of its customers. See the Amendment pages 26-27.

Report of Independent Registered Public Accounting Firm, page F-2

14.	Please revise the introductory paragraph to indicate, if true, that Hood audited the accompanying balance sheets as of October 31, 2011 and 2010 and the related statements of operations, shareholders' equity, and cash flows for the years ended October 31, 2011 and 2010.

Response: The introductory paragraph has been revised in accordance with the comment. See the Amendment page F-2.

Management’s Discussion and Analysis

Overview, page 33

15.	Consider expanding your overview section to provide a balanced, executive-level discussion that identifies and gives insight into the material opportunities, challenges and risks facing the company, such as those presented by known material trends and uncertainties, as well as the actions management is taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, discuss the risks and uncertainties involved in offering the Cloud as an extension of your local process. As a further example, discuss any challenges in meeting the company’s cash needs and how you will address the additional costs of being a publicly reporting company.

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

Response: The MD&A discussion has been revised in accordance with the comment. See the Amendment page 33.

Results of Operations, page 33

16.	Please provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company’s financial results. For example, discuss the underlying events that affected the increase in revenue from the growth of your customer base and the additional volume from existing customers in fiscal years 2011, 2010 and the three month ended January 31, 2012. As a further example, explain the reasons for the reduced direct costs in 2011 and the higher general and administrative expenses in 2011. Explain whether these changes in revenue are related to a trend or known demands or whether they are the result of isolated events.

Response: The MD&A discussion has been revised in accordance with the comment. See the Amendment page 33.

Liquidity and Capital Resources, page 34

17.	We note your disclosure on page 35 that the company’s existing capital may not be sufficient to meet the company’s cash needs, including the costs of compliance with the reporting requirements under the Securities Exchange Act. Please revise to disclose the minimum dollar amount of funding you require to conduct operations for a minimum period of one year. Also disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Response: The MD&A discussion has been revised in accordance with the comment. See the Amendment page 35 under the heading “NEED FOR ADDITIONAL FINANCING.”

18.	Please disclose the material terms of the notes with your officers and directors, including the terms of repayment. Please tell us what consideration you have given to filing the notes that you issued to your officers and directors as exhibits to this registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company has disclosed the material terms of the notes with its officers and directors, including the terms of repayment. The Company has filed the notes that it issued to its officers and directors (and an affiliate of a director and officer) as exhibits to this registration statement. See the Amendment pages 34 and 40 and Exhibits 10.1 (a), 10.1 (b) and 10.1 (c).

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

Directors, Executive Officers, Promoters and Control Persons, page 36

19.	We note your disclosure on page 31 that you have four officers but you list five officers on page 36. Please advise.

Response: The Company has corrected the discrepancy in the description. See the Amendment page 31.

20.	Please disclose the names of the three public companies on which Mr. Lowell Holden currently serves as a member of the board of directors. See Item 401(e)(2) of Regulation S-K.

Response: The names of the two public companies on which Mr. Lowell Holden currently serves as a member of the board of directors have been disclosed. See the Amendment page 36. The reference to “three” public companies has been changed to “two” public companies.

21.	Please revise the biography of Paul E. Thomas to include all of his business experience in the last five years. We note that the biographical description of Mr. Thomas does not disclose that he is the Vice President of Intellectual Property of Cogent as stated on page 40.

Response: The biography of Mr. Paul E. Thomas has been revised in accordance with the comment. See the Amendment page 36.

22.	It appears that all of the executive officers and directors were appointed in November 2011. Please disclose the names of the executive officers and directors for the period between August 31, 2011 and November 2011.

Response: The names of the executive officers and directors for the period between August 31, 2011 and November 2011 have been disclosed. See the Amendment page 36.

23.	It appears that some of the executive officers and key employees are currently engaged in other business activities outside the company. We also note that the employment agreements for the named executive officers permit the officers to engage in other limited business activities that are not competitive with and do not involve the company. Please add a risk factor that alerts investors to a potential conflict of interest regarding these relationships and disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest. Disclose the minimum amount of business time that each of the executive officers and key employees devote to Skkynet Cloud Systems.

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

Response: The Company had added a risk factor alerting investors to a potential conflict of interest. The Company does not have any policies and procedures for the review and approval of any transactions that may cause a conflict of interest, and this disclosure is included as part of the risk factor. The Company has disclosed the minimum amount of business time that each of the executive officers and key employees devote to the Company. See the Amendment pages 9 and 40.

24.	Please disclose the specific “experience, qualifications, attributes or skills” of each director that led the company to conclude that the individual should serve as a director. See Item 401(e) of Regulation S-K.

Response: The Company has disclosed the specific “experience, qualifications, attributes or skills” of each director that led the Company to conclude that the individual should serve as a director. See the Amendment page 37.

Certain Relationships and Related Transactions, page 41

25.	Please revise to provide a materially complete discussion of the Master Intellectual Property Assignment Agreement and the License Agreement between to Real Innovations International LLC and Cogent. For example, it appears that you should discuss the payment of $30,000 by Real Innovations to Cogent in consideration for the sale and transfer of the intellectual property.

Response: The Company has revised the discussion in accordance with the foregoing comment. See the Amendment page 41.

26.	Please tell us what consideration you have given to disclosing the loans from your officers and directors that you discuss on page 34.

Response: The Company has expanded the disclosure concerning the loans from its directors and officers (and an affiliate) to the Company. The Company has also added the notes as exhibits to the registration statement. See the Amendment pages 34 and 42 and Exhibits 10.1(a), 10.1(b) and 10.1 (c).

Part II – Information Not Required in the Prospectus

Item 14. Recent Sales of Unregistered Securities, page II-1

27.	Please tell us why you have [not] disclosed the issuance of the Series A preferred shares under this section. See Item 701 of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

June 27, 2012

Response: We assume the question is intended to inquire about the lack of disclosure for the Series A Preferred shares. The description has been added. See the Amendment Page II-2 -- Item 15.

Exhibit 23.1

28.	We note that Hood & Associates, CPAs, P.C. (Hood) did not consent to the reference to them as experts in the registration statement. Please revise to state, if true, that Hood consents to the reference to them as “experts” in the registration statement. Also, please revise to reference all of the periods the audit opinion covers or consider removing the reference to “the year ended October 31, 2011” since the registration statement includes several other audited periods.

Response: Exhibit 23.1 has been amended in accordance with the comment.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions regarding the Company’s enclosures to the undersigned at (212) 687-1222 or by e-mail to slotnik@mindspring.com Thank you.

Sincerely,

/s/ Sol V. Slotnik
Sol V. Slotnik

cc:	Via e-mail Richard C. Fox, P.A. Andrew S. Thomas Paul E. Thomas Lowell Holden